December 1, 2011

VIA EDGAR

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	C&D Technologies, Inc. (the “Company”)
Amendment No. 1 to Preliminary Information Statement on
Schedule 14C
File No. 1-09389
Filed November 16, 2011 Amendment No. 1 to Schedule 13E-3 Filed by C&D Technologies, Inc., Angel Holdings LLC, et al. File No. 5-38840 Filed November 16, 2011

Dear Ms. Campbell Duru:

On behalf of the filing persons, we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the above-referenced filings as contained in the letter, dated November 29, 2011 (the “Comment Letter”).  On behalf of the filing persons, we hereby submit to the Commission Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3”) and a revised Preliminary Information Statement on Schedule 14C (the “Information Statement”) that contains changes made in response to the comments of the Staff.  To facilitate your review, we have set forth each of the Staff’s comments below with the filing persons’ corresponding response and have numbered the items to correspond to the Comment Letter.  We have marked the enclosed Schedule 13E-3 and Information Statement, and the references to page numbers below pertain to the page numbers in the marked version of the Information Statement submitted herewith.  Capitalized terms used herein without definition have the meanings ascribed to them in the Information Statement.

PRER 14C

Summary, page 1

Special Factors, page 2

1.
Item 1014 of Regulation M-A requires the disclosure to include an assessment of the fairness of the transaction to unaffiliated shareholders.  The current disclosure under this heading references the filing parties’ assessment of fairness to C&D and its stockholders, other than the Angelo Gordon Entities, as opposed to solely being addressed to the unaffiliated stockholders C&D.  Please revise your disclosure.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 2, 16, 17, 19, 26 and 40 to replace the various references to “C&D and its stockholders, other than Angelo Gordon Entities” (and similar references) with references to “C&D and the unaffiliated stockholders of C&D.”

Cautionary Statement Regarding Forward Looking Statements, page 7

2.
We partially reissue prior comment 6.  Although you have supplemented the disclosure in the last paragraph, the disclosure at the forefront of the section is ambiguous.  For example, please eliminate or revise the second sentence under this heading to remove the implication that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 apply to the forward looking statements contained in the disclosure document.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 7 to delete the words, “within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).”

Special Factors, page 8

Background of the Merger, page 8

3.
Please supplement the background discussion to provide a summary of the draft analyses dated June 14, 2011 prepared by Houlihan Lokey, which was filed as an exhibit to Schedule 13e-3.  Also, please supplement the disclosure in the background section to outline the discussions, if any, between Houlihan Lokey and the Angelo Gordon parties prior to Angelo Gordon’s submission of its unsolicited bid to the company on June 16, 2011.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 26 and 27 to include a summary of the analyses dated June 14, 2011 that had been prepared by Houlihan Lokey.  In addition, in response to the Staff’s comment, the Information Statement has been revised on page 8 to describe the discussions that occurred between Houlihan Lokey and the Angelo Gordon Entities prior to the submission of Angelo Gordon’s unsolicited bid on June 16, 2011.

4.
Please supplement the background discussion to address the factors considered by the board when it formed the special committee following the receipt by the company of the June 16, 2011 bid from Angelo Gordon.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 8 to discuss the factors considered by the C&D Board in its decision to form the Special Committee.

Position of C&D as to the Fairness of the Merger, page 19

Effects of the Merger, page 19

5.
We note that as of January 31, 2011, the company had federal net operating loss carry-forwards of approximately $137.5 million as well as other tax benefit loss carry-forwards.  Please disclose, if true, that the surviving company post merger and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards.  See Instruction 2 to Item 1013 of Regulation M-A.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that although the Company has significant net operating loss and other tax benefit carry-forwards (the “Carry-forwards”), as disclosed in the Company’s Annual Report on Form 10-K for its fiscal year ended January 31, 2011, the Company reasonably believes that the future use of these Carry-forwards will be substantially restricted as a result of changes in ownership, as defined by the rules and limitations set forth in Section 382 of the Internal Revenue Code of 1986, as amended.  The Company further advises the Staff that it has recently revalidated this position through a formal Section 382 study conducted by its tax advisors.  Accordingly, the Company respectfully submits to the Staff that it would be inaccurate and thus inappropriate to represent in the Information Statement or otherwise that such Carry-forwards would be available following the closing of the Merger or that the remaining stockholders of the Company post-Merger would be the beneficiaries of such Carry-forwards.  For the information of the Staff, the Company also notes that for accounting purposes, a full valuation allowance has been recognized against these Carry-forwards.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (212) 728-8129.

Very truly yours,

/s/ Adam M. Turteltaub

Adam M. Turteltaub, Esq.
Willkie Farr & Gallagher LLP

cc:	David Anderson, Esq. (C&D Technologies, Inc.)
D. Forest Wolfe (Angelo-Gordon & Co., L.P.)
Sean Rodgers, Esq. (Simpson Thacher & Bartlett LLP)
Mark Morton, Esq. (Potter Anderson & Corroon LLP)